UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 6, 2024
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE

This Report on Form 6-K, Exhibits 99.1 (other than the quote from Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma S.A., the quote from Dr. Michel Azoulay, Chief Medical Officer of the Institute for Follicular Lymphoma, the text “About The Institute for Follicular Lymphoma” and the related hyperlink, and the Company contact details and hyperlinks for additional information) and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-276164) and registration statement on Form S-8 (File No.333-282031) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit    Description

99.1     Press Release dated December 6, 2024
99.2     Additional information on the transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: December 6, 2024    By:    /s/ JONATHAN DICKINSON     Name:    Jonathan Dickinson
Title:    Chairman of the Executive Board and Chief Executive Officer